Filed by PRA Health Sciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Sciences, Inc.

Commission File No. 001-36732

Date: March 16, 2021

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

The following communication was made by PRA Health Sciences, Inc. to its employees on March 16, 2021, including a transcript of the video embedded in the email.

ICON CEO Video Distribution – Email

To: PRA-All Users

From: Executive Leadership Team alias

Subject: WATCH: ICON CEO Steve Cutler’s Message to PRA Employees

Date: TBD, but late in the week of March 15 or early w/o March 22

Colleagues,

ICON CEO Dr. Steve Cutler has sent along a short video for PRA employees. He addresses the pending acquisition, his admiration of the PRA team, and what we can look forward to in terms of integration planning. We encourage you to take a few minutes this week to watch the video.

WATCH HERE: https://weare.prahs.com/acquisition

(You must be logged in with your PRA credentials to view the microsite. The video from Dr. Cutler will be the first one you see when scrolling down.)

As mentioned previously, you will continue to receive regular video and email updates as more information about the planned acquisition becomes available.

Thank you,

PRA Executive Leadership Team

Steve Cutler PRA Employee Video

Hi. I’m Steve Cutler, Chief Executive Officer of ICON and it is a pleasure to speak to you via video today, to provide more information on the recent deal between ICON and PRA.

I’d like to start by saying how excited I am by the opportunity to work with you all, to create a world-leading healthcare intelligence and clinical CRO. I’ve been in the CRO industry for over 30 years, almost 10 of them with ICON, and while I’ve seen plenty of industry advancements during this time, I truly believe that by bringing ICON and PRA together, we have the opportunity to drive transformational change in the CRO industry. PRA is a company that we have always admired and respected, in particular for your focus on innovation, customer delivery and your commitment to improving patients’ lives. Colin and the whole PRA team have built a very special company and I look forward to combining the complementary strengths and shared cultures of both organisations to reach new heights as a united team.

I’d like to reaffirm some of the messages you have already heard from Colin and to reassure you of our shared intent, when we are given the green light to combine, post-closing:

•	Firstly, ICON and PRA are coming together from excellent starting positions. Both companies have a long and successful history of growth and are expecting strong performance in 2021 and beyond. To ensure continued success and to address the evolving needs of customers, who are looking for broader and deeper capabilities from their CRO partners, we believe that now is the right time to come together, so that we will have the opportunity to innovate and grow the industry moving forward.

•	Secondly, the pandemic has accelerated the transformation of clinical trials and has opened up significant opportunities in areas such as decentralised trials, remote monitoring and home health services, all of which present opportunities to improve access to patients globally. By combining the capabilities, innovation and expertise from both companies, we will be able to deliver truly differentiated decentralised and hybrid trial solutions for all customers, to help them reduce development time and cost.

•	Thirdly, this union is about innovation, growth and opportunity...and this is the mind-set that will underpin our plans as we think about the integration of our two successful businesses. Our intention is to build on the outstanding leadership and talent that resides in both organisations and to grow the combined company. In doing so, we will continue to offer employees exciting roles and significant career development opportunities - post closing - within and across service areas and geographies.

I’m delighted to say that the response from customers to our union has been positive and they are looking forward to the future benefits that the combined company will be able to offer. However, customers are keenly focused on their current studies and ICON will be focused on seeing its current studies well executed and delivered – we have no doubt that will be the same for PRA.

I’m sure that you are keen to hear detailed information about our integration plans and both Colin and I are committed to keeping you updated as we formulate our plans over the coming weeks. Considered and effective integration will take time and patience, and will be led by a team from both companies who are experienced in integration planning. We hope to be able to announce that team shortly, along with the third party organisation who will support the plans to integrate. The approach will be to avoid any unnecessary changes to project teams and maintain all customer-facing staff on their current assignments, wherever possible, as we deliver on our backlog. And just to remind you that until closing, both ICON and PRA must operate entirely separately and independently of each other.

In closing, let me reassure you that we have an exciting road ahead that will be filled with opportunity. ICON and PRA have similar cultures and values and both companies have achieved success by embracing challenges and adopting an agile, can-do spirit. This will hold us in good stead as each company moves through the coming months. Most importantly, our people are at the heart of both organisations and we are committed to growing and expanding career opportunities for employees once we close, and to achieving great things together as a combined team.

Many thanks.